January 6, 2025

Via Edgar Transmission

Ms. Jenna Hough / Mr. Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 25, 2024 CIK No. 0002011458

Dear Ms. Hough / Ms. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 19, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Draft Registration Statement filed October 25, 2024

Capitalization, page 38

1.	Please revise to include cash and cash equivalents and consider a double underline to highlight that these amounts are not included in total capitalization. In addition, tell us your consideration of including amounts due to a related party in total capitalization.

Response: We respectfully advise the Staff that we have amended the disclosure on page 40.

Financial Statements, page F-1

2.	We note that your registration statement is an initial public offering, and the current audited financial statements are older than 12 months. Please clarify how you complied with the requirements of paragraph A(4) of Item 8 of Form 20-F. Revise to either update your audited financial statements or include the relevant representation as allowed under Step 2 of the Instructions to Item 8.A.4 of Form 20-F.

Response: We respectfully advise the Staff that we have included the relevant representation under Step 2 of the Instructions to Item 8.A.4 of Form 20-F.

General

3.	On the cover page of the Resale Prospectus you note that “prior to this Offering, there has been no public market for our Ordinary Shares...” and you provide an estimate of the initial public offering price. However, your disclosure indicates that the Selling Shareholders will not offer the resale shares until completion of the initial public offering and the successful listing of your shares on Nasdaq. Given that this prospectus will be used for the resale offering, please revise to reflect that the offering will take place after completion of the initial public offering and include a placeholder for the initial public offering price as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. We also note that the Plan of Distribution indicates that the Selling Shareholders can sell their shares “on any stock exchange” and sales may be at “fixed” prices, which appears to conflict with your disclosure that the Selling Shareholders will sell at market prices or privately negotiated prices. Please clarify and revise as appropriate.

Response: We respectfully advise the Staff that we have removed the Resale Prospectus and related disclosure throughout the prospectus.

4.	Please revise the cover page of the Resale Prospectus to include the China-based issuer disclosure that is provided on the front cover page of the Public Offering Prospectus.

Response: We respectfully advise the Staff that we have removed the Resale Prospectus and related disclosure throughout the prospectus.

5.	The Prospectus Summary included in the Resale Prospectus references the Public Offering Prospectus and some of the disclosure is not applicable to the Resale Offering. For example, in the lead-in paragraph to the Overview, the disclosure references the Public Offering Prospectus, and the disclosure under “Corporate History and Structure” and the number of ordinary shares outstanding before the offering all appear to relate to the initial public offering. Please revise.

Response: We respectfully advise the Staff that we have removed the Resale Prospectus and related disclosure throughout the prospectus.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com